

September 19, 2022

Brian A. Valentine
Chief Financial Officer
Andersons, Inc.
1947 Briarfield Boulevard
Maumee, OH 43537

> **Re: Andersons, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 8-K dated August 2, 2022**
> **File No. 000-20557**

Dear Mr. Valentine:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis and Results of Operations, page 19

1. Your operating results comparison of 2021 with 2020 identifies multiple factors for material changes in revenues and expenses for each of your segments without quantifying the impact of each. Please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

Form 8-K dated August 2, 2022

Second Quarter Highlights

2. You present the "pretax income attributable to the company" and "adjusted pretax income (loss) attributable to the company", non-GAAP measures, in the tabular disclosure under the "Second Quarter Highlights" without presenting their most directly comparable GAAP measure. Please revise your disclosure to ensure the presentation of the most directly

comparable GAAP measures with equal or greater prominence to your non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Second Quarter Segment Overview</u>
<u>Renewables Generates Record Q2 Earnings of $45.9 million on Strong Margins; Co-Product Values and Merchandising Remain Strong</u>

3. The Renewable segment reported pretax income attributable to the company appears to be a non-GAAP measure. Please revise your disclosure to discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Adjusted Net Income Attributable to The Andersons, Inc.</u>

4. Please expand your disclosure to clarify how you determined the income tax impact of adjustments in calculating the adjusted net income from continuing operations attributable to The Andersons, Inc. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>Trailing Twelve Months of EBITDA and Adjusted EBITDA</u>

5. The EBITDA and adjusted EBITDA non-GAAP measures presented in this section appear to be EBITDA from continuing operations and adjusted EBITDA from continuing operations. Please revise the titles to better describe the nature of these non-GAAP measures.

Cash from Operations Before Working Capital Changes

6. Please disclose your purpose for presenting the adjustment for "changes in CARES Act tax refund receivable" in the cash from operations before working capital changes reconciliation. Please also disclose the most directly comparable GAAP measure with equal or greater prominence wherever the cash from operations before working capital changes is disclosed. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services